DANE EXPLORATION INC.
3577 - 349 West Georgia Street
Vancouver, British Columbia, Canada V6B 3Y4
dchristie@daneexploration.com

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.
USA 20549
Tel (202) 551-3536

July 13, 2012

Re:	Dane Exploration Inc.
Registration Statement on Form S-1
Filed May 31, 2012
File No. 333-181795

Dear Mr. Reynolds

Thank you for your comment letter of June 18, 2012 regarding the Registration Statement on Form S-1 (the "Registration Statement") filed on May 31, 2012 by Dane Exploration Inc. (the "Company").

To respond to your Comment Letter we have reproduced each comment below, followed by an explanation:

General

1.
We note your disclosure on page 2, in the second footnote on page 19, and pages 23, 47 and 86 that you have not issued 1,825,000 shares of common stock sold during a previous public offering, which concluded on March 18, 2012. We also note that you filed a legal opinion with your registration statement (file no. 333-172450) on August 30, 2011, reflecting that the registered shares have been duly authorized “and shall, when sold, be legally issued, fully paid and non-assessable under Nevada law.” Given that the offering of those shares appears to have terminated, please disclose why those shares have not been issued.

Response:
In response to this comment we report that subsequent to receipt of your Comment Letter, all 1,825,000 shares arising from the Company's share offering which concluded on March 18, 2012 have been issued. The relevant references in the Registration Statement on: page 2; the second footnote on page 19; and pages 23, 47 and 86 have all been amended to reflect this event and are included in our attached Form S-1/A filing.

Plan of Distribution, page 22

2.	Please explain how David Christie satisfies the requirements of Rule 3a4-1(a)(4)(ii)(C), since in 2011 and 2012 he participated in selling in the offering of securities for Dane Exploration.

Response:
In response to this comment the Registration Statement has been revised to remove the language that Mr. Christie meets the criteria of rule 3a4-1 of the Exchange Act. Notwithstanding this revision, the Company submits that the Mr. Christie is not deemed a broker dealer as: (i) Mr. Christie serves as the Company’s sole executive officer and director and was not appointed as such for the purpose of offering its securities; (ii) Mr. Christie's current and future business activities for the Company involve implementing its exploration program on the Judy Claims; (iii) Mr. Christie will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and (iv) Mr. Christie will remain an officer and director after the offering of the Company’s securities and will continue to focus his activities on implementing its plan of operation.

To highlight the changes made to the Registration Statement, we provide the following which shows the previous version of the Plan of Distribution contrasted with the new version:

PREVIOUS VERSION (deleted language underlined):

PLAN OF DISTRIBUTION

The offering consists of a maximum number of 25,000,000 common shares being offered by Dane at $0.02 per share with no minimum offering requirement.

Company Offering

...

Mr. Christie will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer.

1.	Mr. Christie is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation;

2.	Mr. Christie will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3.	Mr. Christie is not, nor will he be at the time of participation in the offering, an associated person of a broker-dealer; and

4.
Mr. Christie meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he: (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

...

NEW VERSION (replacement language shown in bold italics):

PLAN OF DISTRIBUTION

The offering consists of a maximum number of 25,000,000 common shares being offered by Dane at $0.02 per share with no minimum offering requirement.

Company Offering

...

Mr. Christie will not be deemed to be a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 as: (i) Mr. Christie serves as our sole executive officer and director and was not appointed as such for the purpose of offering our securities; (ii) Mr. Christie's current and future business activities for us involve implementing our exploration program on the Judy Claims; (iii) Mr. Christie will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; (iv) Mr. Christie will remain an officer and director after the offering of our securities and will continue to focus his activities on implementing our plan of operation.

...

Exhibits

3.
Given your references to subscriptions on page 19, please clarify whether investors will be required to enter into subscription agreements with you if they elect to participate in this offering. Disclose the material terms of such agreements, including any provisions that deal with the ability of Dane Exploration to use the subscription proceeds prior to the issuance of the shares. File any subscription agreement as an exhibit.

Response:
In response to this comment we have attached to the Registration Statement as Exhibit 10.4 the subscription agreement which we plan to require subscribers to sign to participate in this offering. In addition, within the Risks Associated With This Offering of Our Common Stock section, on page 12 of the Registration Statement we have included the following new risk term which summarizes the risk that subscription proceeds may be expended by the Company prior to the issuance of shares from the offering:

After a two day subscription cancellation period, Dane will have the right to use subscription proceeds from this offering for whatever purposes are deemed appropriate by management; this may be prior to the issuance of stock certificates and therefore subscribers will be subject to the temporary risk that they would not be able to sell their shares if they became dissatisfied with how their invested funds were being used by the Company prior to issuance of their stock certificates.

The subscription agreement (attached herein as Exhibit 10.4) which each investor will be required to sign includes the following provision: "subsequent to the two day cancellation right provided by the Company which allows the Subscriber to cancel this Subscription Agreement by sending notice to the Company by midnight on the 2nd business day after the Subscriber signs this Subscription Agreement, that the Company has the right to use any, or all, of the Subscriber's Payment for working capital purposes of the Company, whether or not such expenditures are prior to the issuance of shares to the Subscriber." This provision allows the Company to deploy funds provided by subscribers for whatever purposes are deemed appropriate by management. This creates the temporary risk for investors that they would not be able to sell their shares in the event that they became dissatisfied with how their invested funds were being used by the Company because they would not yet be in possession of stock certificates arising from their subscriptions.

4.	Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K.

Response:
In response to this comment we have added the interactive data files required by Item 601(b)(101) of Regulation S-K to our Registration Statement filing on Form S-1/A.

Best regards,

DANE EXPLORATION INC.

/s/ David Christie____
David Christie
President and CEO

cc:      Mr. Michael J. Morrison